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ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

January 25, 2001

Shri J.J. Bhatt
Director - Investors Services & Listing
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001.

Dear Sir:

Pursuant to Clause 30 of the listing agreement we have to inform you that Shri Ajit Kumar and Shri G. Krishnamurthy have resigned as Directors of ICICI Limited and Shri P.G. Mankad, Secretary, Ministry of Industry, Department of Industrial Policy & Promotion, Government of India and Shri G.N. Bajpai, Chairman, Life Insurance Corporation of India have been appointed as Directors effective January 25, 2001 in their place respectively.

Please acknowledge receipt.

Yours faithfully,

/s/ Jyotin Mehta
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Jyotin Mehta

END